

May 6, 2014

<u>Via E-mail</u>
Ron Weissberg
Chief Executive Officer and Chief Financial Officer
ADB International Group, Inc.
1440 West Bitters Road #1931
San Antonio, Texas 78248

      Re: **ADB International Group, Inc.**
              Registration Statement on Form 10
              Filed December 3, 2012
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed April 12, 2013
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed March 26, 2014
              File No. 000-54862

Dear Mr. Weissberg:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Dietrich A. King for

              Mara L. Ransom
              Assistant Director